Exhibit 99.26

Intermap’s Real 3D Data Elevates Video Game Development

Enhancing in-game realism with real 3D mapping

Streamlining design processes for the creation of gaming environments

DENVER, May 21, 2024 — Intermap Technologies (TSX: IMP; OTCQB: ITMSF) (“Intermap” or the “Company”), a global leader in 3D geospatial products and intelligence solutions, today announced a contract with one of the top 5 video game developers to provide custom digital surface models (DSMs) for the creation of realistic in-game environments.

By leveraging Intermap’s NEXTMap® 3D DSMs, video game developers can depict terrain as it exists in real life, enhancing the authenticity of the user experience. The consistency and accuracy of Intermap’s data reduce the time and effort required by designers to achieve environments that closely resemble real life. This efficiency is a critical benefit for game developers, enabling them to bring new games to the market quickly without limitations imposed by older, coarser public data sources.

Today’s agreement includes a service to align Intermap’s data solution with the client’s other reference sources, such as imagery, resulting in substantial time and cost savings. This seamless integration underscores the Company’s commitment to delivering comprehensive solutions tailored to meet the unique requirements of its clients.

“The demand for high-quality, real data and images is driving the growth of 3D mapping and modeling in the gaming industry,”

said Patrick A. Blott, Intermap Chairman and CEO. “As gamers seek increasingly immersive experiences, developers seek to leverage advanced technologies to create environments and characters that closely resemble real life. Our expertise in real 3D geospatial data, augmented by our AI/ML-driven application layers, provides enhanced value extraction and unlocks new realms of creativity for developers. This contract highlights the pivotal role of real 3D elevation data in advancing the realism of gaming environments.”

The addressable market for high-quality, realistic 3D mapping solutions is expanding rapidly, driven by the growing demand for realism and immersive experiences in video games and other virtual world applications. The market for 3D mapping and modeling in games is expected to grow from $5.86 billion in 2023 to $15.62 billion in 2031 at a CAGR of 13% (source). Intermap’s solution emphasizes the superiority of real-time reality capture of actual data over synthetic digital twins, setting a new standard for gaming realism. By providing unparalleled accuracy and detail, the Company enables video game developers to create experiences that exceed user expectations for lifelike worlds.

Learn more about Intermap’s NEXTMap elevation data at intermap.com/nextmap.

Intermap Reader Advisory

Certain information provided in this news release, including reference to revenue growth and run-rate, constitutes forward- looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “will be”, “will consider”, “intends” and similar expressions are intended to identify such forward-looking statements. Although Intermap believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of known and unknown risks and uncertainties. Intermap’s forward-looking statements are subject to risks and uncertainties pertaining to, among other things, cash available to fund operations, availability of capital, revenue fluctuations, nature of government contracts, economic conditions, loss of key customers, retention and availability of executive talent, competing technologies, common share price volatility, loss of proprietary information, software functionality, internet and system infrastructure functionality, information technology security, breakdown of strategic alliances, and international and political considerations, as well as those risks and uncertainties discussed Intermap’s Annual Information Form and other securities filings. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom. All subsequent forward-looking statements, whether written or oral, attributable to Intermap or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements made herein, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

About Intermap Technologies

Founded in 1997 and headquartered in Denver, Colorado, Intermap (TSX: IMP; OTCQB: ITMSF) is a global leader in geospatial intelligence solutions, focusing on the creation and analysis of 3D terrain data to produce high-resolution thematic models. Through scientific analysis of geospatial information and patented sensors and processing technology, the Company provisions diverse, complementary, multi-source datasets to enable customers to seamlessly integrate geospatial intelligence into their workflows. Intermap’s 3D elevation data and software analytic capabilities enable global geospatial analysis through artificial intelligence and machine learning, providing customers with critical information to understand their terrain environment. By leveraging its proprietary archive of the world’s largest collection of multi-sensor global elevation data, the Company’s collection and processing capabilities provide multi-source 3D datasets and analytics at mission speed, enabling governments and companies to build and integrate geospatial foundation data with actionable insights. Applications for Intermap’s products and solutions include defense, aviation and UAV flight planning, flood and wildfire insurance, disaster mitigation, base mapping, environmental and renewable energy planning, telecommunications, engineering, critical infrastructure monitoring, hydrology, land management, oil and gas and transportation.

For more information, please visit www.intermap.com or contact:

Jennifer Bakken

Executive Vice President and CFO

CEO@intermap.com

+1 (303) 708-0955